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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Cruickshanks             Donald                   V.
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   (Last)               (First)                 (Middle)

901 East Cary Street, 17th Floor
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                                    (Street)

Richmond                 VA                  23219
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Firstmark Corp. (FIRM)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

     April 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ * ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


          President and CEO
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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person

   [   ]   Form filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                         (Month/Day/Year)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                           *              *               *           *      *        *              D
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     $.20 par value
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


*If the form is filed by more than one reporting person, see Instruction
 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

*See Attachment.


/s/ Donald V. Cruickshanks                                5/12/97
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                        Additional Information to Form 4


Name:             Donald V. Cruickshanks

Address:          901 East Cary Street, 17th Floor
                  Richmond, Virginia  23219

Issuer & Ticker Symbol:    Firstmark Corp. (FIRM)

Statement for Month/Year:  April 1997


* Mr. Cruickshanks currently owns 13,200 shares of the Issuer's Series B, cumulative, non-voting preferred stock, par value $.20 per share ("Series B Preferred Stock"). In March 1997, the Issuer's Board of Directors approved of and directed the conversion of each issued and outstanding share of Series B Preferred Stock into shares of Common Stock, effective April 1997, pursuant to the Statement of Resolution Establishing Series of Shares of the Issuer, dated May 7, 1996 (the "Series B Resolution"). Pursuant to the terms of the Series B Resolution relating to the determination of the number of shares of Common Stock that the holders of Series B Preferred Stock shall receive upon such conversion, each share of Series B Preferred Stock is convertible into 80.7571 shares of Common Stock. Accordingly, upon the consummation of the conversion, Mr. Cruickshanks will receive 1,065,994 shares of Common Stock.


         The conversion and the actual issuance of shares of Common Stock to Mr. Cruickshanks has not yet occurred and is pending the approval of the Federal Communications Commission (the "FCC"). The Issuer currently owns the voting stock of Champion Broadcasting Corporation ("CBC"), which owns and operates radio stations subject to FCC regulation. FCC counsel to CBC has advised the Issuer that the actual acquisition by Mr. Cruickshanks of beneficial ownership of Common Stock cannot occur until the Issuer receives the necessary approval from the FCC or other arrangements are made with respect to the voting stock of CBC that would obviate the need for such FCC approval.









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